Mail Stop 4561

August 22, 2008

<u>VIA U.S. MAIL AND FAX (301) 941-1553</u>

Hans S. Weger
Chief Financial Officer
LaSalle Hotel Properties
3 Bethesda Metro Center
Suite 1200
Bethesda, MD 20814

        Re: **LaSalle Hotel Properties**
                  Form 10-K for Fiscal Year Ended
                  December 31, 2007
                  Filed February 21, 2008
                  Form 10-Q for Quarterly Period Ended
                  March 31, 2008
                  Filed April 23, 2008
                  Definitive Proxy Statement
                  Filed March 5, 2008
                  File No. 001-14045

Dear Mr. Weger:

      We have reviewed your response letter dated August 14, 2008 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement

Compensation Discussion and Analysis

Components and Criteria of Executive Compensation, page 18

1.   We note your response to prior comment 6. Please describe in more detail the Compensation Committee's use of peer group comparisons. Clarify how the base salary paid to your NEOs compared to the compensation paid to executive officers at the peer group companies. Also, please disclose the Committee's conclusions with respect to how the financial and business performance of the company compare to the peer group companies, as indicated in the next-to-last paragraph on your response. To the extent these comparisons were a material component of base salary determinations, please discuss how the Committee used the comparisons as a factor in determining base salary.

*   *   *   *

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Byron Cooper, Attorney Advisor, at (202) 551-3473 or Karen Garnett, Assistant Director, at (202) 551-3785 with any other questions.

                                                Sincerely,

                                                Kevin Woody
                                                Branch Chief